20010402

SEC Mail Processing

FEB 28 2020

Washington, DC

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-39590 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cutter and Company Brokerage, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15415 Clayton Rd.
(No. and Street)

| Ballwin | MO | 63011 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Castiglioni 636-537-8770
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holt & Patterson, LLC
(Name – *if individual, state last, first, middle name*)

| 260 Chesterfield Indust. Blvd. | Chesterfield | MO | 63005 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, William L. Meyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cutter and Company Brokerage, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

STACY R. SCHAEFER
Notary Public - Notary Seal
St Charles County - State of Missouri
Commission Number 14396100
My Commission Expires Jun 2, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Cutter and Company Brokerage, Inc.

Audited Financial Statements

For the Year Ended December 31, 2019

Crd #: 22449

# TABLE OF CONTENTS

HOLT & PATTERSON, LLC

CERTIFIED PUBLIC ACCOUNTANTS

## *REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM*

To the Board of Directors and Shareholders
of Cutter and Company Brokerage Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cutter and Company Brokerage, Inc. ("The Company") as of December 31, 2019, the related statements of comprehensive income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cutter and Company Brokerage, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Cutter and Company Brokerage, Inc.'s management. Our responsibility is to express an opinion on Cutter and Company Brokerage, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cutter and Company Brokerage, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The supplemental information on pages 17-18 has been subjected to audit procedures performed in conjunction with the audit of Cutter and Company Brokerage, Inc.'s financial statements. The supplemental information is the responsibility of Cutter and Company Brokerage, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 17-18 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC
We have served as Cutter and Company Brokerage, Inc.'s auditor since 2003.
Chesterfield, MO
February 25, 2020

260 CH… BLVD
CHESTERFIELD, MO 63005
PHONE
FAX 636/530-1101

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

## *REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM*

To the Board of Directors and Shareholders of Cutter and Company Brokerage, Inc.

We have reviewed managements' statements, included in the accompanying Exemption Report, in which (1) Cutter and Company Brokerage, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cutter and Company Brokerage, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:2(ii) and (2) Cutter and Company Brokerage, Inc. stated that Cutter and Company Brokerage, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cutter and Company Brokerage, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence aboutCutter and Company Brokerage Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO
February 25, 2020

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

**CUTTER AND COMPANY BROKERAGE, INC.**

STATEMENT OF FINANCIAL CONDITION

For the Year Ended December 31, 2019

# ASSETS

| | | |
|---|---|---|
| CURRENT ASSETS | | |
| Cash | $ | 545,723 |
| Marketable Securities Owned, at Market Value | | 176,191 |
| Accounts Receivable | | 686,690 |
| Note Receivable - Short Term | | 25,000 |
| Broker Advances | | 41,649 |
| Prepaid Expenses | | 39,784 |
| TOTAL CURRENT ASSETS | | 1,515,037 |
| FIXED ASSETS | | |
| Furniture, Fixtures & Improvements | | 210,567 |
| Accumulated Depreciation | | (161,143) |
| TOTAL FIXED ASSETS | | 49,423 |
| OTHER ASSETS | | |
| Deposits | | 162,212 |
| Goodwill | | 17,778 |
| TOTAL OTHER ASSETS | | 179,990 |
| TOTAL ASSETS | $ | 1,744,450 |

**CUTTER AND COMPANY BROKERAGE, INC.**

STATEMENT OF FINANCIAL CONDITION

For the Year Ended December 31, 2019

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| CURRENT LIABILITIES | | |
| Accounts Payable | $ | 15,419 |
| Accrued Wages and Commissions | | 549,873 |
| 401(k) Payable | | 50,000 |
| Federal and State Income Tax Payable | | 18,423 |
| TOTAL CURRENT LIABILITIES | | 633,715 |
| LONG TERM LIABILITIES | | 0 |
| TOTAL LIABILITIES | | 633,715 |
| STOCKHOLDERS' EQUITY | | |
| Common Stock, $1 par value, 30,000 shares authorized, 5,333 shares issued and outstanding | | 5,333 |
| Additional Paid-in Capital | | 124,515 |
| Retained Earnings-C Corp | | 857,019 |
| Accumulated Other Comprehensive Income | | 97,650 |
| Current Earnings | | 26,218 |
| TOTAL STOCKHOLDERS' EQUITY | | 1,110,735 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 1,744,450 |

**CUTTER AND COMPANY BROKERAGE, INC.**

STATEMENT OF COMPREHENSIVE INCOME

For the Year Ended December 31, 2019

| | 2019 | % |
|---|---|---|
| **INCOME** | | |
| Commission Income | $ 5,150,710 | 37.78 |
| Advisory Fee Income | 8,461,018 | 62.06 |
| Dividend Income | 2,869 | 0.02 |
| Interest Income | 19,626 | 0.14 |
| TOTAL INCOME | 13,634,223 | 100.00 |
| **OPERATING EXPENSES** | | |
| Advertising | 700 | 0.01 |
| Leads | 27,630 | 0.20 |
| Auto and Mileage Reimbursement | 232 | 0.00 |
| Bank Charges | 1,024 | 0.01 |
| Charitable Contributions | 2,006 | 0.01 |
| Club Dues | 15,778 | 0.12 |
| Clearing Charges and Exchange Fees | 443,115 | 3.25 |
| Outside Broker Commission | 10,023,810 | 73.52 |
| Outside Broker Expenses | 23,604 | 0.17 |
| Amortization Expense | 1,333 | 0.01 |
| Depreciation Expense | 9,948 | 0.07 |
| NASD Dues/fees | 19,029 | 0.14 |
| Dues and Subscriptions | 37,804 | 0.28 |
| HRA Expenses | 19,534 | 0.14 |
| 401(k) Expenses | 114,572 | 0.84 |
| Promotions | 3,130 | 0.02 |
| Insurance | 71,014 | 0.52 |
| Interest Expense | 1,637 | 0.01 |
| Accounting and Audit Fees | 27,651 | 0.20 |
| Legal and Consulting fees | 8,051 | 0.06 |
| Licenses Expense | 788 | 0.01 |
| Business Meeting | 3,911 | 0.03 |
| Compliance Meeting Exp | 1,874 | 0.01 |
| Meals and Entertainment | 22,288 | 0.16 |
| Miscellaneous Expense | 285 | 0.00 |
| Office Expense | 19,378 | 0.14 |
| Private Space Airways | 14,550 | 0.11 |
| Payroll Taxes | 118,171 | 0.87 |
| Payroll Services | 3,831 | 0.03 |
| Postage and Delivery | 5,188 | 0.04 |
| Rent Expense | 172,700 | 1.27 |
| Repairs and Maintenance | 81,756 | 0.60 |
| Docusign Expense | 11,230 | 0.08 |
| Repairs and Maint Email | 27,664 | 0.20 |
| Repairs and Maint Office | 1,675 | 0.01 |
| Salaries | 2,190,132 | 16.06 |
| Office Supplies | 1,002 | 0.01 |
| De Minimis Fringes | 2,980 | 0.02 |
| Copier Contract expense | 9,156 | 0.07 |
| Company events-whole office | 6,103 | 0.04 |
| Fitness Expense | 120 | 0.00 |

See Independent Auditors' Report and Notes to the Financial Statements

**CUTTER AND COMPANY BROKERAGE, INC.**

STATEMENT OF COMPREHENSIVE INCOME

For the Year Ended December 31, 2019

| | 2019 | % |
|---|---|---|
| Phone and Communication | 20,754 | 0.15 |
| Travel | 11,707 | 0.09 |
| Training and Professional Development | 2,617 | 0.02 |
| Recruitment | 20,268 | 0.15 |
| Outside Consulting | 23,289 | 0.17 |
| Other Taxes | $ 1,333 | 0.01 |
| TOTAL OPERATING EXPENSES | 13,626,352 | 99.94 |
| INCOME (LOSS) FROM OPERATIONS | 7,871 | 0.06 |
| OTHER INCOME (EXPENSE) | | |
| Miscellaneous Income | 31,730 | 0.23 |
| Gain on Sale of Investments | 5,339 | 0.04 |
| TOTAL OTHER INCOME (EXPENSE) | 37,069 | 0.27 |
| INCOME BEFORE TAXES | 44,940 | 0.33 |
| INCOME TAX | | |
| Federal Income Tax Expense | 14,872 | 0.11 |
| State Income Tax Expense | 3,850 | 0.03 |
| TOTAL INCOME TAX | 18,722 | 0.14 |
| NET INCOME | 26,218 | 0.19 |
| OTHER COMPREHENSIVE INCOME | | |
| Unrealized Gains on Equity Securities | 54,660 | 0.00 |
| Deferred Tax Effect of Unrealized Gain | 4,902 | 0.00 |
| OTHER COMPREHENSIVE INCOME | 59,562 | 0.01 |
| TOTAL COMPREHENSIVE INCOME | $ 85,780 | 0.20 |

**CUTTER AND COMPANY BROKERAGE, INC.**
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2019

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Income | Total |
|---|---|---|---|---|---|
| BALANCE AT DECEMBER 31, 2018 | $ 5,333 | $ 124,515 | $ 857,019 | $ 38,088 | $ 1,024,955 |
| COMPREHENSIVE INCOME | | | | | |
| Net Income | | | 26,218 | | 26,218 |
| Other Comprehensive Income | | | | 59,562 | 59,562 |
| TOTAL COMPREHENSIVE INCOME | | | | | 85,780 |
| BALANCE AT DECEMBER 31, 2019 | $ 5,333 | $ 124,515 | $ 883,237 | $ 97,650 | $ 1,110,735 |

See Independent Auditors' Report and Notes to the Financial Statements

**CUTTER AND COMPANY BROKERAGE, INC.**

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2019

| | |
|---|---|
| CASH FLOW FROM OPERATING ACTIVITIES: | |
| Net Income | $ 26,218 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and Amortization | 11,281 |
| Decrease (Increase) in Accounts Receivable | (73,210) |
| Decrease (Increase) in Prepaid Expenses | (3,847) |
| Decrease (Increase) in Deposit | (7,419) |
| Increase (Decrease) in Accounts Payable | (3,247) |
| Increase (Decrease) in Accrued Expenses | 68,180 |
| Increase (Decrease) in Corporate Income Tax Payable | 18,423 |
| Total Adjustments | 10,161 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 36,379 |
| CASH FLOWS FROM INVESTING ACTIVITES: | |
| Broker Advances Decrease (Increase) | (10,470) |
| Notes Receivable Decrease (Increase) | (23,333) |
| Purchase of Fixed Assets | (13,490) |
| NET CASH USED IN INVESTING ACTIVITIES | (47,293) |
| CASH FLOWS FROM FINANCING ACTIVITES: | |
| Proceeds from investments sold | - |
| NET CASH USED IN FINANCING ACTIVITIES | - |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | (10,914) |
| CASH AND CASH EQUIVALENTS, beginning of year | 556,638 |
| CASH AND CASH EQUIVALENTS, end of year | $ 545,724 |
| Supplemental Disclosure: | |
| Interest Paid | $ 1,637 |
| Corporate Income Tax Paid | $ 4,714 |

See Independent Auditors' Report and Notes to the Financial Statements

## NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Business Operations:

Cutter and Company Brokerage, Inc. (the Company) is a broker/dealer and was formed for the purpose of trading and dealing in stocks, bonds and all other securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company has a MSRB membership and has an Insurance license in several states. The Company does not hold funds or securities for customers, owe money for securities to customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from SEC Rule 15c3-3 under the K(2)(ii) exemption.

### Accounting Method:

The accrual method of accounting is utilized by recognizing income when earned and expenses when incurred. For income tax purposes, the Company reports under the accrual basis of accounting.

### Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

### Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

At times throughout the year, the Company may maintain certain bank accounts in excess of the FDIC insured limits.

### Cash Equivalents:

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

## NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Cash and Securities Segregated Under Federal and Other Regulations

No cash has been segregated in a special account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds, and accordingly, no reserve account is required.

### Accounts Receivable:

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary at December 31, 2019. Bad debt expense at December 31, 2019 was $-0.

### Advertising Costs:

Non-direct-response advertising costs are expensed in the year incurred. The Company incurred $700 in non-direct response advertising costs during the period ended December 31, 2019. The Company did not incur any direct-response advertising costs during the period ended December 31, 2019.

### Marketable Securities:

Marketable securities are stated at market value. Market value and cost at December 31, 2019, was as follows:

| | 2019 |
|---|---|
| **Cost** | $ 64,301 |
| **Market Value** | $ 111,890 |

### Property and Equipment:

Depreciation of property and equipment is provided for in the financial statements using the straight-line and accelerated methods over the estimated useful lives of the assets. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized.

**NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense charged to operations for the year ended December 31, 2019 and was $9,948.

Property and equipment are summarized by the major classifications as follows:

**Useful Lives for Purposes of:**

| Classification | Depreciation |
|---|---|
| Furniture & | 5-7 years |
| Equipment | 5-7 years |
| Improvements | 10-39 years |
| Computers | 5-7 years |

The Company has not recorded depreciation in accordance with generally accepted accounting principles. The effects of this departure from generally accepted accounting principles are not material.

**Goodwill:**

On April 18, 2019, the Company entered into an Asset Assignment Agreement with another broker/dealer. Under the terms of the agreement, the Company was assigned certain customer accounts, furniture and equipment. As part of the assignment, the Company allocated $20,000 to Goodwill. The Company will amortize this Goodwill over 15 years. For the year ended December 31, 2019, the Company recorded amortization expense of $1,333. The Company has not recorded amortization in accordance with generally accepted accounting principles. The effect of this departure from generally accepted accounting principles is not material.

**Recognition of Revenues:**

Commissions, principal transactions, and related clearing expenses are recorded on a settlement date basis, which does not materially differ from trade-date basis. Interest participation fees consist of interest sharing programs with First Clearing and RBC and are recorded each month, as earned.

Asset management and service fees are charged to clients quarterly in arrears based on a percentage of the asset value. These fees along with mutual fund trails, annuity trails, and IRA fees are estimated and accrued each month by management based on historical trends of prior cash flows of actual amounts received.

In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for reporting periods beginning after December 15, 2017. Management has adopted this standard to which there was no significant impact to its financial position, results of operations and related disclosures.

**NOTE 2: RETIREMENT PLAN**

At the beginning of 2006, the Company elected to adopt a safe harbor plan for the Company match and still maintain the discretionary profit sharing plan contributions for all eligible employees. With this plan, the Company match changed to match 100% of the first 3% withheld and 50% of the next 4th and 5th percent elected to defer. For the year ended December 31, 2019, the Company elected to contribute an overall percentage of 5.41% of gross wages to the plan. The employer match, profit sharing plan contribution and fees charged to operations for the years ended December 31, 2019 was $114,572.

**NOTE 3: DEFERRED TAXES:**

The Company has adopted FASB Accounting Standards Codification 740-10, Income Taxes, to account for deferred income taxes. Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred taxes. The items resulting in deferred taxes are as follows:

| | 2019 |
|---|---|
| Other Comprehensive Income Attributable to Unrealized Holding Losses on Securities | (59,562) |
| Total | $(59,562) |

In 2017 the Company elected to change its method of presenting deferred income tax assets and liabilities from current and noncurrent to be netted as noncurrent on the balance sheet in accordance with FASB ASU 2015-17. While the presentation of deferred tax assets and liabilities will be affected by this ASU, the methodology of the calculation of deferred tax assets and liabilities has not changed. The Company has not recorded deferred taxes that results from a capital loss carry forward and book to tax depreciation differences. The effect of this departure from GAAP is not material.

## NOTE 4: INCOME TAXES

The Company implemented FASB Accounting Standards Codification 740-10, Income Taxes. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e. greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements as the amount most likely to be realized assuming a review by the authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expense. The Company assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended December 31, 2019.

The federal and state income tax returns for the Corporation for 2016, 2017, 2018 and 2019 are subject to examination by the respective taxing authorities generally for three years after they are filed.

The Company's policy for reporting interest and penalties related to income taxes is to expense as they are incurred. The Company feels there is a more likely than not chance that all tax positions will be fully recognized; therefore, no provision for potential interest or penalties on these tax positions have been made. The total penalties and interest the Company paid for 2019 was $ -.

## NOTE 5: COMMITMENTS AND CONTINGENCIES

The Company has a month to month lease for the office space that it occupies. The lease was renewed May 2016 and calls for monthly rent payments of $17,916.66 on a month to month basis.

Rent expense charged to operations for the year ended December 31, 2019, was $215,000.

## NOTE 5: COMMITMENTS AND CONTINGENCIES (continued)

In the normal course of business, the Company is party to litigation and arbitration actions involving their broker activities. It is management's opinion that sufficient reserves have been provided for the financial statements and that errors and omission insurance coverage is adequate to provide for any significant judgments resulting from said litigation or arbitration.

## NOTE 6: RELATED PARTY TRANSACTIONS

The Company leases the building from Cutter & Company Real Estate Holding, LLC which is owned by the stockholders. See Note 5.

## NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Under the Rule, the Company's aggregate indebtedness to all other persons cannot exceed 1500% of net capital. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the Company's net capital would fail to exceed 120% of the minimum dollar amount required. At December 31, 2019, the Company had the following allowable net capital of $869,036, respectively, which was $819,036 in excess of the minimum required. The percentage of aggregate indebtedness to net capital at December 31, 2019 was 73%.

## NOTE 8: SIGNIFICANT CONCENTRATIONS

Generally accepted accounting principles require disclosure of current vulnerabilities due to certain concentrations. Those matters include the following:

**Major Brokers**

The Company has two brokers that make up 37% of the total outside broker commission paid out. While this is a significant concentration, it is less of a concern because the Company retains less than ten percent of the brokers' gross revenues.

## NOTE 9: FAIR VALUE MEASUREMENT

Included in the financial statements are certain financial instruments carried at fair value. The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale. FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and other inputs that are observable or can be corroborated by market data for the term of the instrument. Such inputs include market rates and volatilities, spreads and yield curves. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company's best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019.

*Common stocks, corporate bonds, and U.S. government bonds and securities* – Valued at the closing price reported on the active market on which the individual securities are traded.

*Mutual funds* – Valued at the net asset value (NAV) of shares held by the Company at year-end.

## NOTE 9: FAIR VALUE MEASUREMENT (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Company's assets at fair value:

| | 12/31/2019 | Quoted Prices in Activate Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Description | | | | |
| Trading securities | | | | |
| Equity securities | $ 176,191 | $ 176,191 | $ -0- | $ -0- |
| Total trading securities | 176,191 | 176,191 | -0- | -0- |
| Private equity investments | -0- | -0- | -0- | -0- |
| Total | $ 176,191 | $ 176,191 | $ -0- | $ -0- |

## NOTE 10: DATE OF MANAGEMENT REVIEW

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosures through February 28, 2020, the date of the management representation letter and the date the financial statements were available to be issued.

## Cutter and Company Brokerage, Inc.

COMPUTATION OF NET CAPITAL

As of December 31, 2019

Net Capital Computation:

| | |
|---|---|
| Stockholders' Equity | $ 1,110,736 |
| Deduction and/or charges | |
| Total Stockholders' Equity Qualified for Net Capital | 1,110,736 |
| Less: Non-allowable Assets: | |
| Property and Equipment | 49,423 |
| Other Assets | 96,477 |
| Accounts Receivable | 26,062 |
| Prepaid Expenses | 39,785 |
| Haircut on Securities | 29,645 |
| Other Deductions | 308 |
| Subtotal | 241,700 |
| Net Capital | $ 869,036 |

# Cutter and Company Brokerage, Inc.

COMPUTATION OF NET CAPITAL REQUIREMENT

As of December 31, 2019

| | | |
|---|---|---|
| Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness) | $ | 422,498 |
| Minimum Dollar Net Capital Required | $ | 50,000 |
| Net Capital Requirement (Greater of the Above) | $ | 50,000 |
| Excess Net Capital | $ | 819,036 |
| Percentage of Aggregate Indebtedness to Net Capital | | 73% |

SCHEDULE OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Account Payable | $ | 15,419 |
| Income Taxes Payable | | 18,423 |
| Accrued Expenses | | 599,873 |
| | | 633,715 |

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

| | | |
|---|---|---|
| FOCUS Report | $ | 869,036 |
| Net Audit adjustments | $ | - |
| | $ | 869,036 |

There are no material difference between the net capital calculation compared to the broker/dealer's Part II of form X-17A-5(a).

CUTTER & COMPANY
*The Opportunity You Deserve*

**EXEMPTION REPORT**
SEC Rule 17a5(d)(4)

15415 Clayton Road • Ballwin, MO 63011 • Member FINRA, SIPC

Cutter and Company Brokerage, Inc.

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a5(d)(4):

- Cutter and Company Brokerage, Inc. is a broker/dealer registered with the SEC and FINRA.
- Cutter and Company Brokerage, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2019.
- Cutter and Company Brokerage, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  *The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.*

- Cutter and Company Brokerage, Inc. *has met* the identified exemption provisions in paragraph k(2)(ii) of Rule 15c3-3 throughout the period of January 1, 2019 through December 31, 2019 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

William L. Meyer
President, Cutter and Company Brokerage, Inc.

*phone:* 636 537-8770 • *fax:* 636 537-8779 • www.cutterco.com

# Cutter and Company Brokerage, Inc.

SIPC 7

For the Year Ended December 31, 2019

Crd #: 22449

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Owners of Cutter and Company Brokerage, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Cutter and Company Brokerage, Inc. and the SIPC, solely to assist you and SIPC in evaluating Cutter and Company Brokerage, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Cutter and Company Brokerage, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Cutter and Company Brokerage, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Cutter and Company Brokerage, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO
February 25, 2020

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005

PHONE 636/530-1040

FAX 636/530-1101

SIPC-7 (36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*******2148*********************MIXED AADC 220
39590 FINRA DEC
CUTTER & CO BROKERAGE INC
D/B/A CUTTER & COMPANY INC
15415 CLAYTON RD
BALLWIN, MO 63011-3125

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_______________

2. A. General Assessment (item 2e from page 2) $ 14,000

B. Less payment made with SIPC-6 filed (exclude interest) ( 6,794 )

14,000
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 7,206

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,206

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 7,206

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_______________

_______________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cutter & Co Brokerage Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Deborah Castiglioni, CEO
(Title)

Dated the 30 day of January, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2019 and ending 12/31/2019

| Item No. | | Eliminate cents |
|---|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | | $ 13,651,783 |
| 2b. Additions: | | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | | |
| (2) Net loss from principal transactions in securities in trading accounts. | | |
| (3) Net loss from principal transactions in commodities in trading accounts. | | |
| (4) Interest and dividend expense deducted in determining item 2a. | | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | | |
| (7) Net loss from securities in investment accounts. | | |
| Total additions | | |
| 2c. Deductions: | | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | | 3,106,888 |
| (2) Revenues from commodity transactions. | | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | | 532,716 |
| (4) Reimbursements for postage in connection with proxy solicitation. | | |
| (5) Net gain from securities in investment accounts. | | 5,339 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rental & Other Income (Deductions in excess of $100,000 require documentation) | | 663,677 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. | $ 1,637 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). | $ 9,694 | |
| Enter the greater of line (i) or (ii) | | 9,694 |
| Total deductions | | 4,318,314 |
| 2d. SIPC Net Operating Revenues | | $ 9,333,469 |
| 2e. General Assessment @ .0015 | | $ 14,000 (to page 1, line 2.A.) |

AMENDED

SIPC-7

(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Cutter and Company Brokerage, Inc.
DBA: Cutter & Company, Inc.
15415 Clayton Road
Ballwin, MO 63011

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_______________

2. A. General Assessment (item 2e from page 2) $14248

B. Less payment made with SIPC-6 filed (**exclude interest**) (14000)

01/30/2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 248

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $248

G. **PAYMENT:** √ **the box**
**Check mailed to P.O. Box** ☑ **Funds Wired** ☐ **ACH** ☐
**Total (must be same as F above)** $248

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_______________

_______________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cutter and Company Brokerage, Inc.
(Name of Corporation, Partnership or other organization)

_______________
(Authorized Signature)

Dated the 25 day of February, 20 20.

_______________
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/2019

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $13,671,292 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 3,106,888 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 387,054 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | 5,339 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rental & Other Income (Deductions in excess of $100,000 require documentation) | 663,667 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $1,637 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $9,694 | |
| Enter the greater of line (i) or (ii) | 9,694 |
| Total deductions | 4,172,642 |
| 2d. SIPC Net Operating Revenues | $9,498,650 |
| 2e. General Assessment @ .0015 | $14,248 |

(to page 1, line 2.A.)